TSX: EQX NYSE-A: EQX

 NEWS RELEASE

Equinox Gold Reports Third Quarter 2023 Financial and Operating Results

Delivers Strongest Third Quarter on Record for Production, Revenue and EBITDA

All financial figures are in US dollars, unless otherwise indicated.

October 31, 2023 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce its third quarter 2023 summary financial and operating results. The Company's unaudited condensed consolidated interim financial statements and related management's discussion and analysis ("MD&A") for the three and nine months ended September 30, 2023 will be available for download on the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar and on the Company's website at www.equinoxgold.com. The Company will host a conference call and webcast on November 1, 2023 commencing at 7:30 am PT (10:30 am ET) to discuss third quarter results and activities underway at the Company. Further details are provided at the end of this news release.

Greg Smith, President and CEO of Equinox Gold, commented: “Equinox Gold delivered strong results in Q3, achieving a third-quarter record for production, revenue and EBITDA. We produced 149,089 ounces of gold during the quarter, generating $285 million in revenue and $65 million in EBITDA, or $81 million on an adjusted EBITDA basis. We remain focused on delivering our full-year cost and production guidance.

“Our Greenstone project is progressing well and remains on track to pour gold in the first half of 2024, with pre-commissioning activities underway. At September 30th the project was 93% complete overall, on budget and on schedule. With more than $350 million in cash and equivalents at quarter end, we remain fully funded to complete Greenstone construction and our 2023 corporate initiatives.

"In addition, I am pleased to announce that Fraz Siddiqui has joined our Board of Directors, replacing François Bellemare as the Mubadala Investment Company Board appointee. Mr. Siddiqui is a Chartered Accountant with extensive capital markets, financing and mining industry experience. I welcome Fraz to Equinox Gold’s Board of Directors and thank François for his contributions as a director."

HIGHLIGHTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2023

Operational

• Produced 149,089 ounces of gold

• Sold 148,231 ounces of gold at an average realized gold price of $1,917 per oz

• Total cash costs of $1,363 per oz and AISC of $1,630 per oz(1)

• Three lost-time injuries, rolling 12-month average total recordable injury frequency rate(2) of 1.28 (1.68 for the Quarter)

• Total significant environmental incident frequency rate(2) rolling 12-month average of 0.34 (0.56 for the Quarter)

Earnings

• Income from mine operations of $25.2 million

• Net income of $2.2 million or $0.01 per share (basic)

• Adjusted net income of $28.7 million or $0.09 per share(1)

Financial

• Cash flow from operations before changes in non-cash working capital of $82.6 million ($69.3 million after changes in non-cash working capital)

• Adjusted EBITDA of $81.2 million(1)

• Sustaining expenditures of $32.0 million and non-sustaining expenditures of $104.1 million

• Cash and cash equivalents (unrestricted) of $356.7 million at September 30, 2023

• Net debt(1) of $729.5 million at September 30, 2023

Corporate

• On August 1, 2023, drew $127.0 million on the Company's revolving credit facility (the "Revolving Facility")

• On September 21, 2023, issued $172.5 million of unsecured senior convertible notes (the "2023 Convertible Notes") on a bought deal provide placement basis

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com

- The 2023 Convertible Notes bear interest at 4.75%, have a fixed conversion rate of 158.7302 common shares per $1,000 principal amount, representing an initial conversion price of $6.30 per share, subject to certain anti-dilution adjustments, and mature on October 15, 2028

Construction, development and exploration

• Advanced Greenstone construction with the following achieved to September 30, 2023:

- More than 5 million hours worked with one lost-time injury and a 12-month rolling average TRIFR of 1.92

- Power plant commissioning has been completed and the plant is now in operation

- Pre-commissioning activities started as planned in September in the crushing, crushed ore storage, and reclaim and high-pressure grinding rolls areas

- Overall project was 93% complete, on budget and on track to pour gold in H1 2024

- Spent $90 million (Equinox Gold's 60% share) during the Quarter with total spend (100% basis) of $1,087 million project to date (89% of the approved budget)

Responsible Mining

• In July 2023, published the Company's inaugural Water Stewardship Report in alignment with the water reporting practices recommended by the International Council on Mining and Metals

RECENT DEVELOPMENTS

• On October 3, 2023, repaid $166.0 million of the Revolving Facility with proceeds from the 2023 Convertible Notes

• On October 31, 2023, received $75 million on closing of the gold purchase and sale arrangement ("Sandbox Arrangement")

• On October 31, 2023, Fraz Siddiqui joined the Company's Board of Directors, replacing François Bellemare as Mubadala Investment Company's Board appointee

_______________________

(1) Cash costs per oz sold, AISC per oz sold, adjusted net income, adjusted EBITDA, adjusted earnings per share ("EPS") and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

(2) Total recordable injury frequency rate and significant environmental incident frequency rate are both reported per million hours worked. Total recordable injury frequency rate is the total number of injuries excluding those requiring simple first aid treatment.

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS

		Three months ended			Nine months ended
Operating data	Unit	September 30, 2023	June 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Gold produced	oz	149,089	137,661	143,615	409,497	381,880
Gold sold	oz	148,231	138,094	143,032	409,620	382,751
Average realized gold price	$/oz	1,917	1,962	1,711	1,926	1,804
Cash costs per oz sold(1)(2)	$/oz	1,363	1,361	1,391	1,357	1,361
AISC per oz sold(1)(2)(3)	$/oz	1,630	1,502	1,751	1,595	1,663
Financial data
Revenue	M$	284.7	271.6	245.1	790.4	692.9
Income from mine operations	M$	25.2	30.7	7.4	70.4	52.9
Net income (loss)	M$	2.2	5.4	(30.1)	25.0	(128.6)
Earnings (loss) per share (basic)	$/share	0.01	0.02	(0.10)	0.08	(0.42)
Adjusted EBITDA(1)	M$	81.2	70.9	25.6	209.1	93.7
Adjusted net income (loss)(1)	M$	28.7	(6.3)	(27.7)	19.3	(98.8)
Adjusted EPS(1)	$/share	0.09	(0.02)	(0.09)	0.06	(0.33)
Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	356.7	174.4	141.9	356.7	141.9
Net debt(1)	M$	729.5	660.6	583.8	729.5	583.8
Operating cash flow before changes in non-cash working capital	M$	82.6	81.2	14.5	359.2	64.3

(1) Cash costs per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net loss, adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

(2) Consolidated cash cost per oz sold and AISC per oz sold for the three and nine months ended September 30, 2022 excludes Santa Luz results while the mine was in pre-commercial production up until the achievement of commercial production at the end of Q3 2022.

(3) Consolidated AISC per oz sold excludes corporate general and administration expenses.

(4) Numbers in tables throughout this news release may not sum due to rounding.

For the three and nine months ended September 30, 2023, the Company sold 4% and 7% more gold ounces compared to the same periods in 2022. The increase in gold sales was primarily due to higher production at Los Filos, Aurizona, and RDM offset partially by lower production at Mesquite. At Los Filos, the higher production was primarily due to higher ore tonnes mined despite the impact to recoveries and production in the Quarter related to solution management issues and some ore with a higher copper content, which has a longer recovery period. At Aurizona and RDM, the higher production was primarily due to higher grades and mill throughput. At Mesquite, the lower production was primarily due to mine sequencing and temporary issues with leach pad chemistry. Gold sales for the nine months ended September 30, 2023 were also impacted by higher production at Santa Luz, which achieved commercial production at the end of Q3 2022.

Cash cost per oz sold and AISC per oz sold were 2% and 7% lower in Q3 2023 compared to Q3 2022, respectively, primarily driven by 4% higher gold sales. Costs during the Quarter continued to track towards the lower end of 2023 guidance due to a number of factors, including sustaining capital spend that was anticipated in the Quarter but has been deferred into Q4 2023, as well as decreases in the costs of key consumables, which had peaked in recent quarters, compared to those used to calculate guidance.

In Q3 2023, income from mine operations was $25.2 million (Q3 2022 - $7.4 million) and for the nine months ended September 30, 2023 was $70.4 million (nine months ended September 30, 2022 - $52.9 million). The higher income from mine operations was mainly the result of higher income from mine operations at Los Filos and Aurizona, which was primarily due to higher production and higher average realized gold price per ounce, offset partially by lower income from mine operations at Mesquite, which was primarily due to lower gold production, and at Santa Luz, which was primarily due to higher mining costs, driven by longer hauls from the bottom of the pit as well as stockpile and blend management. Income from mine operations for the nine months ended September 30, 2023 was also impacted by the sale of Mercedes in April 2022.

Net income for Q3 2023 was $2.2 million (Q3 2022 - net loss of $30.1 million) and net income for the nine months ended September 30, 2023 was $25.0 million (nine months ended September 30, 2022 - net loss of $128.6 million). The higher net income in Q3 2023 compared to Q3 2022 was mainly due to higher income from mine operations, as well as other expense of $2.3 million for Q3 2023 compared to other expense of $11.3 million for Q3 2022, primarily due to a $1.6 million gain on change in fair value of warrants in Q3 2023 compared to a $13.4 million loss on change in fair value of share purchase warrants in Q3 2022. Equinox Gold held warrants to acquire shares of Solaris, all of which were exercised in March 2023.

The higher net income for the nine months ended September 30, 2023 compared to the same period in 2022 was mainly due to higher income from mine operations, in addition to a tax recovery of $18.6 million (nine months ended September 30, 2022 - tax expense of $35.3 million) and other income of $32.1 million (nine months ended September 30, 2022 - other expense of $62.9 million). Other income for the nine months ended September 30, 2023 includes a $35.0 million gain on change in fair value of foreign exchange contracts and a $34.5 million gain on sale of the Company's partial interest and reclassification of investment in i-80 Gold, offset partially by $13.3 million in expected credit loss and write-offs. Other expense for the nine months ended September 30, 2022 includes a $72.8 million loss on change in fair value of share purchase warrants.

In Q3 2023, adjusted EBITDA was $81.2 million (Q3 2022 - $25.6 million) and for the nine months ended September 30, 2023 was $209.1 million (nine months ended September 30, 2022 - $93.7 million). In Q3 2023, adjusted net income was $28.7 million (Q3 2022 - adjusted net loss of $27.7 million) and for the nine months ended September 30, 2023 was $19.3 million (nine months ended September 30, 2022 - adjusted net loss of $98.8 million). The increase in adjusted EBITDA and adjusted net income in Q3 2023 was primarily due to higher income from mine operations, in addition to a $11.4 million realized gain on foreign exchange contracts in Q3 2023 (Q3 2022 - realized loss of $1.1 million). The increase in adjusted EBITDA and adjusted net income for the nine months ended September 30, 2023 was primarily due to higher income from mine operations, in addition to a $25.9 million realized gain on foreign exchange contracts (nine months ended September 30, 2022 - realized loss of $0.1 million).

Sustaining and non-sustaining expenditures totaled $32.0 million and $104.1 million, respectively, for the three months ended September 30, 2023. Sustaining and non-sustaining expenditures are broken down by mine site in the MD&A.

SELECTED FINANCIAL RESULTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

$ amounts in millions, except per share amounts	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Revenue	$284.7	$245.1	$790.4	$692.9
Cost of sales
Operating expense	(201.1)	(188.8)	(566.0)	(511.8)
Depreciation and depletion	(58.4)	(48.9)	(154.0)	(128.2)
Income from mine operations	25.2	7.4	70.4	52.9
Care and maintenance expense	-	(2.9)	(1.4)	(8.1)
Exploration and evaluation expense	(2.6)	(6.2)	(8.4)	(13.9)
General and administration expense	(14.0)	(10.9)	(36.2)	(33.8)
Income (loss) from operations	8.6	(12.6)	24.3	(2.9)
Finance expense	(15.3)	(10.3)	(42.3)	(27.9)
Finance income	3.0	1.3	9.3	3.0
Share of net income (loss) in associate	-	4.9	(17.1)	(2.6)
Other income (expense)	(2.3)	(11.3)	32.1	(62.9)
Net income (loss) before taxes	(5.9)	(28.0)	6.4	(93.4)
Income tax recovery (expense)	8.1	(2.1)	18.6	(35.3)
Net income (loss)	$2.2	$(30.1)	$25.0	$(128.6)
Net income (loss) per share attributable to Equinox Gold shareholders
Basic	$0.01	$(0.10)	$0.08	$(0.42)
Diluted	$0.01	$(0.10)	$0.08	$(0.42)

Additional information regarding the Company's financial and operating results is available in the Company's Q3 2023 Financial Statements and accompanying MD&A for the three and nine months ended September 30, 2023, which will be available for download on the Company's website at www.equinoxgold.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

SANDBOX ARRANGEMENT

On October 31, 2023, the Company closed the Sandbox Arrangement with Sandbox Royalties Corp. (“Sandbox”) and Regal Partners Royalties A PTY Limited (“Regal” and together with Sandbox, the “Purchasers”). Under the Sandbox Arrangement, the Company received a payment of $75 million in exchange for monthly deliveries to the Purchasers equal to the greater of: a) 500 gold ounces and b) gold ounces equal to 1.8% of the monthly gold production from Greenstone (100% basis). Gold deliveries will start in November 2023 and will continue until a total of 90,000 ounces have been delivered. The Purchasers will make ongoing cash payments equal to 20% of the spot gold price for each gold ounce delivered. Gold deliveries can be from production from any of the Company’s operating mines. The Company may buy down up to 75% of the delivery obligation at the then current spot gold price, subject to adjustment for the ongoing payment and a minimum price per ounce of $2,000.

CONFERENCE CALL AND WEBCAST

Equinox Gold will host a conference call and webcast on Wednesday, November 1, 2023 commencing at 7:30 am PT (10:30 am ET) to discuss the third quarter results and activities underway at the Company. All participants will have the opportunity to ask questions of Equinox Gold's CEO and executive team. The webcast will be archived on Equinox Gold's website until May 1, 2024.

Conference call

Toll-free in U.S. and Canada: 1-800-319-4610

International callers: +1 604-638-5340

Webcast

www.equinoxgold.com

ABOUT EQUINOX GOLD

Equinox Gold is a growth-focused Canadian mining company with seven operating gold mines, construction underway at a new project, and a path to achieve more than one million ounces of annual gold production from a pipeline of development and expansion projects. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

EQUINOX GOLD CONTACTS

Greg Smith, President & Chief Executive Officer

Rhylin Bailie, Vice President, Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com

NON-IFRS MEASURES

This news release refers to cash costs, cash costs per oz sold, AISC, AISC per oz sold, AISC contribution margin, adjusted net income, adjusted EPS, mine-site free cash flow, adjusted EBITDA, net debt, and sustaining capital expenditures that are measures with no standardized meaning under IFRS, i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Numbers presented in the tables below may not sum due to rounding.

Cash costs and cash costs per oz sold

Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cash costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate operating income and cash flow from mining operations. Cash costs are calculated as mine site operating costs and are net of silver by-product credits. Cash costs are divided by ounces sold to arrive at cash costs per oz sold. In calculating cash costs, the Company includes silver by-product credits as it considers the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

AISC per oz sold

The Company uses AISC per oz of gold sold to measure performance. The methodology for calculating AISC was developed internally and is calculated below. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. AISC includes cash costs (described above) and also includes sustaining capital expenditures, sustaining lease payments, reclamation cost accretion and amortization and exploration and evaluation costs. This measure seeks to reflect the full cost of gold production from current operations, therefore, expansionary capital and non-sustaining expenditures are excluded.

Prior to Q2 2023, the Company's calculation of cash costs included the principal portion of sustaining lease payments. Commencing in Q2 2023, to improve the comparability of the Company's financial performance measures with its peers and align to the standards outlined by the World Gold Council, the Company has excluded sustaining lease payments from its calculation of cash costs and has included them as a component of AISC. The calculations of cash costs and AISC for comparative periods have been adjusted to conform with the current methodology and are different from the measures previously reported.

The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis:

$'s in millions, except ounce and per oz figures	Three months ended			Nine months ended
	September 30, 2023	June 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Gold ounces sold	148,231	138,094	143,032	409,620	382,751
Santa Luz gold ounces sold(1)	-	-	(17,756)	-	(22,945)
Adjusted gold ounces sold	148,231	138,094	125,276	409,620	359,806
Operating expense	$201.1	$192.7	$188.8	$566.0	$511.8
Silver by-product credits	(0.6)	(0.7)	(0.4)	(1.6)	(2.5)
Fair value adjustment on acquired inventories	1.6	(4.1)	8.1	(8.5)	9.7
Santa Luz operating expense(1)	-	-	(22.3)	-	(29.3)
Total cash costs	$202.1	$187.9	$174.2	$555.9	$489.7
Cash costs per gold oz sold	$1,363	$1,361	$1,391	$1,357	$1,361
Total cash costs	$202.1	$187.9	$174.2	$555.9	$489.7
Sustaining capital	32.0	12.7	41.1	77.2	96.1
Sustaining lease payments	4.7	4.5	1.4	13.0	4.3
Reclamation expense	2.9	2.2	2.7	7.4	7.4
Sustaining exploration expense	-	-	-	-	1.1
Santa Luz reclamation expense(1)	-	-	(0.1)	-	(0.2)
Total AISC	$241.7	$207.4	$219.3	$653.5	$598.3
AISC per oz sold	$1,630	$1,502	$1,751	$1,595	$1,663

(1) Consolidated cash cost per oz sold and AISC per oz sold for the three and nine months ended September 30, 2022 excludes Santa Luz results while the mine was in pre-commercial production up until the achievement of commercial production at the end of Q3 2022.

Sustaining capital expenditures

Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company's projects and certain expenditures at the Company's operating sites which are deemed expansionary. Sustaining capital expenditures can include, but are not limited to, capitalized stripping costs at open pit mines, underground mine development, mining and milling equipment and TSF raises.

The following table provides a reconciliation of sustaining capital expenditures to the Company's total capital expenditures for continuing operations:

	Three months ended			Nine months ended
$'s in millions	September 30, 2023	June 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Capital additions to mineral properties, plant and equipment(1)	$153.5	$131.4	$182.6	$439.4	$479.0
Less: Non-sustaining capital at operating sites	(8.4)	(4.2)	(12.4)	(17.2)	(70.4)
Less: Non-sustaining capital at development projects	(101.4)	(103.3)	(119.2)	(295.8)	(286.0)
Less: Capital expenditures - corporate	(0.2)	(0.1)	-	(0.3)	(10.2)
Less: Other non-cash additions(2)	(11.5)	(11.2)	(9.9)	(48.8)	(16.3)
Sustaining capital expenditures	$32.0	$12.7	$41.1	$77.2	$96.1

(1) Per note 5 of the condensed consolidated interim financial statements. Capital additions exclude non-cash changes to reclamation assets arising from changes in discount rate and inflation rate assumptions in the reclamation provision.

(2) Non-cash additions include right-of-use assets associated with leases recognized in the period, capitalized depreciation for deferred stripping activities, and capitalized non-cash share-based compensation.

Total mine-site free cash flow

Mine-site free cash flow is a non-IFRS financial performance measure. The Company believes this measure is a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. In calculating total mine-site free cash flow, the Company excludes the impact of fair value adjustments on acquired inventories as these adjustments do not impact cash flow from operating mine sites. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Prior to Q1 2023, mine-site free cash flow was calculated inclusive of fair value adjustments on acquired inventories. The calculation of mine-site free cash flow for comparative periods has been adjusted to conform with the current methodology and is different from the measure previously reported.

The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended			Nine months ended
$'s in millions	September 30, 2023	June 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Operating cash flow before non-cash changes in working capital	$82.6	$81.2	$14.5	$359.2	$64.3
Fair value adjustments on acquired inventories	(1.6)	4.1	(8.1)	8.5	(9.7)
Operating cash flow (generated) used by non-mine site activity(1)	(4.6)	(7.6)	33.4	(150.6)	98.6
Cash flow from operating mine sites	$76.5	$77.7	$39.8	$217.1	$153.2

Mineral property, plant and equipment additions	$153.5	131.4	182.6	$439.4	479.0
Less: Capital expenditures relating to development projects and corporate and other non-cash additions	(113.1)	(114.5)	(129.1)	(344.9)	(312.5)
Capital expenditure from operating mine sites	40.4	16.9	53.5	94.5	166.5
Lease payments related to non-sustaining capital items	4.4	4.3	5.8	13.5	13.0
Non-sustaining exploration expense	2.6	4.0	5.9	8.4	12.5
Total mine-site free cash flow	$29.0	$52.4	$(25.4)	$100.7	$(38.8)

(1) Includes taxes paid and proceeds from gold prepayments that are not factored into mine-site free cash flow and are included in operating cash flow before non-cash changes in working capital in the statement of cash flows.

AISC contribution margin, EBITDA and adjusted EBITDA

The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors, and other stakeholders use AISC contribution margin, AISC contribution margin per gold ounce sold and adjusted EBITDA to evaluate the Company's performance and ability to generate cash flows and service debt. AISC contribution margin is defined as revenue less AISC. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes of warrants, foreign exchange contracts and gold contracts; unrealized foreign exchange gains and losses, transaction costs, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets.

The following tables provide the calculation of AISC contribution margin, EBITDA and adjusted EBITDA, as calculated by the Company:

AISC Contribution Margin

	Three months ended			Nine months ended
$'s in millions	September 30, 2023	June 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Revenue	$284.7	$271.6	$245.1	$790.4	$692.9
Less: AISC	(241.7)	(207.4)	(219.3)	(653.5)	(598.4)
AISC contribution margin	$43.1	$64.2	$(4.6)	$136.9	$54.5
Gold ounces sold	148,231	138,094	143,032	409,620	382,751
Less: Santa Luz gold ounces sold(1)	-	-	(17,756)	-	(22,945)
Adjusted gold ounces sold	148,231	138,094	125,276	409,620	359,806
AISC contribution margin per oz sold	$291	$465	$(37)	$334	$151

(1) AISC contribution margin for three and nine months ended September 30, 2022 excludes Santa Luz results while the mine was in pre-commercial production up until the achievement of commercial production at the end of Q3 2022.

EBITDA and Adjusted EBITDA

	Three months ended			Nine months ended
$'s in millions	September 30, 2023	June 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Net income (loss)	$2.2	5.4	(30.1)	$25.0	(128.6)
Income tax (recovery) expense	$(8.1)	(0.8)	2.1	$(18.6)	35.3
Depreciation and depletion	58.9	48.4	49.1	154.8	129.0
Finance expense	15.3	14.3	10.3	42.3	27.9
Finance income	(3.0)	(3.3)	(1.3)	(9.3)	(3.0)
EBITDA	$65.2	$64.0	$30.2	$194.2	$60.6
Non-cash share-based compensation expense	2.5	1.8	0.4	5.9	2.6
Unrealized (gain) loss on warrants	(1.6)	(0.3)	13.4	1.8	72.8
Unrealized (gain) loss on gold contracts	(6.2)	(7.9)	-	(8.7)	-
Gain on gold contracts acquired in a business combination	-	-	(10.6)	-	(33.3)
Unrealized loss (gain) on foreign exchange contracts	17.8	(13.8)	2.8	(9.0)	(9.1)
Unrealized loss on power purchase agreement	0.6	7.2	-	7.8	-
Unrealized foreign exchange (gain) loss	(2.2)	3.6	(1.0)	3.8	1.6
Share of net loss (income) of investment in associate	-	1.1	(4.9)	17.1	2.6
Other expense (income)	5.1	15.2	(4.6)	(3.6)	(4.0)
Adjusted EBITDA	$81.2	$70.9	$25.6	$209.1	$93.7

Adjusted net income and adjusted EPS

Adjusted net income and adjusted EPS are used by management and investors to measure the underlying operating performance of the Company. Adjusted net income is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. Adjusted net income per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined by IFRS.

The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company:

	Three months ended			Nine months ended
$'s and shares in millions	September 30, 2023	June 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Net income (loss) attributable to Equinox Gold shareholders	$2.2	$5.4	$(30.1)	$25.0	$(128.6)
Add (deduct):
Non-cash share-based compensation expense	2.5	1.8	0.4	5.9	2.6
Unrealized (gain) loss on warrants	(1.6)	(0.3)	13.4	1.8	72.8
Unrealized (gain) loss on gold contracts	(6.2)	(7.9)	-	(8.7)	-
Gain on gold contracts acquired in a business combination	-	-	(10.6)	-	(33.3)
Unrealized loss (gain) on foreign exchange contracts	17.8	(13.8)	2.8	(9.0)	(9.1)
Unrealized loss on power purchase agreement	0.6	7.2	-	7.8	-
Unrealized foreign exchange (gain) loss	(2.2)	3.6	(1.0)	3.8	1.6
Share of net loss (income) of investment in associate	-	1.1	(4.9)	17.1	2.6
Other expense (income)	5.1	15.2	(4.6)	(3.6)	(4.0)
Income tax impact related to above adjustments	(0.3)	(1.1)	2.3	(1.5)	0.2
Unrealized foreign exchange (gain) loss recognized in deferred tax expense	10.7	(17.5)	4.6	(19.1)	(3.6)
Adjusted net income (loss)	$28.7	$(6.3)	$(27.7)	$19.3	$(98.8)

Basic weighted average shares outstanding	313.0	312.8	305.0	312.4	303.6
Diluted weighted average shares outstanding	316.5	316.4	305.0	316.0	303.6
Adjusted income (loss) per share - basic ($/share)	$0.09	$(0.02)	$(0.09)	$0.06	$(0.33)
Adjusted income (loss) per share - diluted ($/share)	$0.09	$(0.02)	$(0.09)	$0.06	$(0.33)

Net debt

The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use net debt to evaluate the Company's performance. Net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performances prepared in accordance with IFRS. Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

$'s in millions	September 30, 2023	June 30, 2023	December 31, 2022
Current portion of loans and borrowings	$137.7	$136.8	$-
Non-current portion of loans and borrowings	948.5	698.3	828.0
Total debt	1,086.2	835.1	828.0
Less: Cash and cash equivalents (unrestricted)	(356.7)	(174.4)	(200.8)
Net debt	$729.5	$660.7	$627.2

Technical Information

Doug Reddy, MSc, P.Geo., Chief Operating Officer, is a Qualified Person under National Instrument 43-101 for Equinox Gold and has reviewed and approved the technical information in this document.

Cautionary Notes & Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information or financial outlook information (collectively “FOFI”). Actual results of operations and the resulting financial results may vary materially from the amounts set out in an FOFI. Forward-looking statements and forward-looking information in this news release relate to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities, growth potential and future financial or operating performance, including investment returns; the Company’s production and cost guidance; the timing for and Company’s ability to successfully advance its growth and development projects, including the construction of Greenstone and the expansions at Los Filos, Aurizona and Castle Mountain; the strength of the Company’s balance sheet, and the Company’s liquidity and future cash requirements; the aggregate value of common shares which may be issued pursuant to the at-the-market equity offering program; the potential future offerings of Securities under the Base Shelf Prospectus or corresponding Registration Statement on Form F-10 and any Prospectus Supplement; the potential future proceeds to the Company from the exercise of the Company’s grant of i-80 warrants; the Company’s expectations for reducing its greenhouse gas (“GHG”) emissions and the impact of its operations on climate change, including reaching its GHG emissions reduction target; the expectations for the Company’s investments in Sandbox, i-80 Gold, Pilar Gold, Inca One and Bear Creek; and conversion of Mineral Resources to Mineral Reserves. Forward-looking statements or information generally identified by the use of the words “believe”, “will”, “advance”, “achieve”, “strategy”, “increase”, “plan”, “vision”, “improve”, “maintain”, “potential”, “intend”, “on budget”, “anticipate”, “expect”, “estimate”, “on track”, “target”, “objective”, and similar expressions and phrases or statements that certain actions, events or results “may”, “could”, or “should”, or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct.

The Company has based these forward-looking statements and information on the Company’s current expectations and projections about future events and these assumptions include: Equinox Gold’s ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; existing assets are retained and continue to produce at current rates; expectations regarding the impact of macroeconomic factors on the Company’s operations, share price performance and gold price; prices for gold remaining as estimated; currency exchange rates remaining as estimated; availability of funds for the Company’s projects and future cash requirements; prices for energy inputs, labour, materials, supplies and services remaining as estimated; holders of i-80 warrants having sufficient funds to exercise warrants; construction of Greenstone being completed and performed in accordance with current expectations; the expansion projects at Los Filos, Castle Mountain and Aurizona being completed and performed in accordance with current expectations; the mine plans outlined in the technical reports for each project, including estimated development schedules, are unchanged; tonnage of ore to be mined and processed and ore grades and recoveries are consistent with mine plans; capital, decommissioning and reclamation estimates remaining as estimated; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade or industrial action; the Company’s working history with the workers, unions and communities at Los Filos; all necessary permits, licenses and regulatory approvals are received in a timely manner; the Company’s ability to comply with environmental, health and safety laws and other regulatory requirements; the Company’s ability to achieve its objective of becoming an industry leader for responsible mining and sustainable development; the strategic visions for Sandbox, i-80 Gold, Pilar Gold, Inca One and Bear Creek and their respective abilities to successfully advance their businesses; the ability of Pilar Gold, Inca One and Bear Creek to meet their respective payment commitments to the Company; and the ability of Equinox Gold to work productively with its joint venture partner and Indigenous partners at Greenstone. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous populations; the effect of blockades and community issues on the Company’s production and cost estimates; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including mining, environmental and export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation increased competition in the mining industry; a successful relationship between the Company and its joint venture partner; the failure by Pilar Gold, Inca One or Bear Creek to meet their respective commitments to the Company; and those factors identified in the section “Risks and Uncertainties” in the Company’s MD&A for the year ended December 31, 2022 and in the section titled “Risks Related to the Business” in the Company’s most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release or the accompanying MD&A are expressly qualified in their entirety by this cautionary statement.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Disclosure regarding the Company's mineral properties, including with respect to mineral reserve and mineral resource estimates included in this news release or the accompanying MD&A, was prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the "SEC") generally applicable to U.S. companies. Accordingly, information contained in this news release and in the accompanying MD&A is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.